FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 02, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: December 02, 2003

FINANCIAL RESULTS FOR THE THIRD QUARTER AND
NINE MONTHS ENDED SEPTEMBER 30, 2003

Highlights:

•                  Revenues up 86% year-on-year to $722.4 million

•                  Net income increased by 85% year-on-year to $155.7 million

•                  MTS’ consolidated subscriber base is over 15.24 million customers, of which 12.44 million are in Russia and 2.80 million in Ukraine*

* As of November 30, 2003

Moscow, Russian Federation – December 2, 2003 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Eastern Europe(1), today announces its financial and operating results for the third quarter and nine months ended September 30, 2003(2).

Revenues for the third quarter of 2003 were $722.4 million, an 86% increase on the same quarter in 2002, and a 19% increase on the previous quarter.

Net income for the third quarter of 2003 was $155.7 million, an 85% increase on the same quarter in 2002, and a 21% increase compared to the previous quarter.

The Company’s OIBDA (see Attachment A) for the third quarter of 2003 was $388.1 million, an 88% increase on the same quarter of 2003 and a 19% increase on the previous quarter.

Financial Highlights (Unaudited)

US$ million	Q3 2003	Q3 2002	Change Y-on-Y	Q2 2003	Change Q-on-Q
Revenues	$722.4	$388.5	86%	$606.0	19%
Operating income	$274.8	$145.8	88%	$225.4	22%
Operating margin	38%	38%	—	37%	—
Net income	$155.7	$84.3	85%	$128.5	21%
OIBDA	$388.1	$205.9	88%	$325.0	19%
OIBDA margin	54%	53%	—	54%	—

Note: See Attachment A for definitions of OIBDA and OIBDA margin and reconciliations to operating income and operating margin, respectively.

(1) In terms of number of subscribers

(2) Based on unaudited consolidated financial statements in accordance with accounting principles generally accepted in the United States of America

As of September 30, 2003, MTS’ consolidated subscriber base was approximately 13.85 million.  During the third quarter of 2003, the subscriber base increased by approximately 2.51 million, of which 2.20 million were added through organic growth of the Company’s business in Russia and Ukraine, and 305,000 through the acquisitions of two local mobile operators, Sibchallenge in the Krasnoyarsk region and Tomsk Cellular Communications in the Tomsk region.  In addition, Mobile TeleSystems LLC, a mobile operator in Belarus in which MTS has a 49.0% stake, serviced approximately 309,000 users.

As of November 30, 2003, MTS’ consolidated subscriber base was comprised of 15.24 million customers, of which 12.44 million were in Russia and 2.80 million were in Ukraine.  In addition, Mobile TeleSystems LLC serviced 405,000 subscribers in Belarus as of November 30, 2003.

A significant year-on-year increase in MTS’ revenues was driven by strong organic growth as well as the acquisitions of UMC in Ukraine and several local mobile operators in Russia.

The Company’s disciplined approach to controlling costs helped to deliver an OIBDA margin of 54% in the third quarter of 2003, consistent with the previous quarter and a slight increase year-on-year.

MTS’ capital expenditures on property, plant and equipment during the third quarter of 2003 totaled $235.1 million (of which $60.5 million was spent in Ukraine), which brings total capital expenditures for the nine months of 2003 to $560.9 million.  In addition, MTS spent $17.3 million on purchases of intangible assets during the third quarter of 2003 (of which $8.4 million was spent in Ukraine), which brings total expenditures on intangible assets during the nine months of 2003 to $74.7 million.

During the third quarter of 2003 MTS spent $327.5 million on acquisitions of local mobile phone operators in Russia and on consolidation of minority ownership in its subsidiaries.

MTS made additional advances of $3.3 million to its unconsolidated subsidiary in Belarus, Mobile TeleSystems LLC, in the third quarter of 2003 and a total of $19.4 million in the nine months of 2003, which brings total investment in Mobile TeleSystems LLC to $53.1 million at September 30, 2003.

MTS’ total debt(3) at the end of the third quarter of 2003 was $1.39 billion, while net debt was at $1.22 billion. Subsequent to the end of the third quarter of 2003, MTS completed a placement of a $400 million, seven-year 144A/Regulation S Eurobonds, with a coupon of 8.375% paid semi-annually.

(3) Total debt is comprised of the current portion of long-term debt, current capital lease and finance obligations, long-term debt, and long-term capital lease and finance obligations. Net debt is the difference between total debt and cash and cash equivalents and short-term investments.

Operational Highlights

	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003
Total subscribers, end of period (mln)	5.43	6.64	9.42	11.34	13.85
Russia (mln)	5.43	6.64	7.60	9.32	11.34
Ukraine (mln)	—	1.70	1.82	2.02	2.55
Unconsolidated subsidiaries in Russia(4)	—	—	—	—	114,372
MTS Belarus(5)	14,378	42,525	83,200	170,200	308,916
Russia

ARPU (US$)	$25.2	$21.2	$18.5	$18.7	$18.8
MOU (minutes)	175	175	148	162	159
Churn rate (%)	7.5	10.1	11.6	11.0	12.3
SAC per gross additional subscriber (US$)	$32	$34	$30	$27	$23
Ukraine

ARPU (US$)	—	—	$15.9	$17.2	$17.8
MOU (minutes)	—	—	87	97	110
Churn rate (%)	—	—	8.9	5.5	4.6
SAC per gross additional subscriber (US$)	—	—	$51	$37	$34

Note: See Attachment B for definitions of ARPU, MOU, Churn and SAC

MTS’ Operations in Russia

As of September 30, 2003, MTS’ consolidated subscriber base in Russia was 11.34 million, of which 2.81 million were enrolled in the Company’s pre-paid Jeans tariff plans.  According to AC&M-Consulting, an independent market research company, MTS’ share of the mobile communication market in Russia was 37%.

Revenues and net income from MTS’ operations in Russia during the third quarter of 2003 were $604.0 million(6) and $129.1 million, respectively, compared to $506.9 million(7) and $112.2 million, in the second quarter of 2003.

(4) MTS owns 50% stakes in Primtelefon, a local mobile operator in the Far East and Siberia part of Russia, Volgograd Mobile and Astrakhan Mobile, a local mobile operators in the Volga part of Russia. MTS does not consolidate these companies.

(5) MTS owns a 49% stake in Belarus operator Mobile TeleSystems LLC, which is not consolidated.

(6) Excluding intercompany eliminations of $2.7 million

The Company’s average monthly revenue per user (ARPU) in Russia increased in the third quarter of 2003 to $18.8 compared to $18.7 in the second quarter of 2003.  Average monthly minutes of usage per subscriber (MOU) in the third quarter of 2003 were 159 minutes compared to 162 minutes in the second quarter of 2003.

The Company’s subscriber acquisition cost (SAC) per gross additional subscriber in Russia in the third quarter of 2003 declined to $23 compared to $27 in the second quarter of 2003.  The main reason for the decline was a cheaper cost of attracting the mass-market subscribers and increased economies of scale.

MTS’ Operations in the Ukraine

As of September 30, 2003 MTS, provided services to 2.55 million subscribers in Ukraine compared to 2.02 million as of June 30, 2003.  As of September 30, 2003, 76% of MTS subscribers in Ukraine were enrolled in the Company’s pre-paid tariff plans.  MTS is the leader in Ukraine with a market share of 48% as of September 30, 2003 according to an independent publication, Ukrainian News.

MTS’ operations in Ukraine contributed $121.1 million to the Company’s revenues and $26.6 million to net income during the third quarter of 2003(8) compared to $100.5 million and $16.3 million in the second quarter of 2003. MTS’ ARPU in Ukraine in the third quarter of 2003 grew to $17.8, compared to $17.2 in the second quarter of 2003.  Usage was 110 minutes as compared to 97 minutes in the second quarter of 2003.  An increase in ARPU in the third quarter of 2003 compared to the previous quarter was due to growth in minutes of usage as well as increases in guest roaming revenues from $9.5 million in the second quarter of 2003 to $15.5 million in the third quarter of 2003.

MTS’ SAC per gross additional subscriber in Ukraine in the third quarter of 2003 was at $34 which is a decrease from $37 reported in the second quarter of 2003.  Similar to the trends experienced by MTS in Russia, the decrease in the subscriber acquisition costs in Ukraine was largely attributable to the lower cost of acquiring of mass market subscribers.

Commenting on the results, Vassily Sidorov, President and CEO of MTS, said: “Our strategy of further expansion into new regional markets, as well as concentration on strengthening of our position in markets in which we already operate has yielded significant results in terms of revenue and net income growth in the third quarter. Our subscriber base continues to grow and we are confident that we are able to generate further growth in shareholder returns over the long term.”

(7) Excluding intercompany eliminations of $1.5 million

(8) MTS began to consolidate Ukrainian Mobile Communications (UMC), its Ukrainian subsidiary, into its financial statements effective March 1, 2003.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (or “MTS”) is the largest mobile phone operator in Russia and Eastern Europe in terms of the number of subscribers.  Together with its subsidiaries, the Company services over 15 million subscribers. MTS and its subsidiaries are licensed to provide GSM services in 76 regions of Russia, in the Ukraine and in Belarus, which together have a total population of approximately 186.3 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F, as amended. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Attachments to the Third Quarter 2003 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP,  as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q3 2003	Q3 2002	Q2 2003
Operating income	$274.8	$145.8	$225.4
Add: depreciation and amortization	$113.3	$60.1	$99.6
OIBDA	$388.1	$205.9	$325.0

OIBDA margin can be reconciled to our operating margin as follows:

US$ million	Q3 2003	Q3 2002	Q2 2003
Operating margin	38%	38%	37%
Add: depreciation and amortization as a percentage of revenue	16%	15%	17%
OIBDA margin	54%	53%	54%

***

Attachment B

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account does not have a negative balance for more than sixty-one days, or one hundred and eighty three days in the case of our Jeans brand tariff launched in November 2002.

Average monthly service revenue per subscriber (ARPU). We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a “subscriber” as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales, marketing expenses, and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 and 2003 and NINE MONTHS ENDED SEPTEMBER 30, 2002 and 2003

(Amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended September 30		Nine months ended September 30
	2002	2003	2002	2003
OPERATING REVENUES
Service revenues, net	$368 800	$698 245	$891 186	$1 690 918
Connection fees	$6 492	$8 665	$18 720	$24 831
Equipment sales	13 256	$15 453	42 544	58 748
	388 548	722 363	952 450	1 774 497

OPERATING EXPENSES
Interconnection and line rental	36 597	$48 374	91 678	127 282
Roaming expenses	23 833	$37 648	52 546	82 917
Cost of equipment	22 327	$39 357	60 446	112 996
Operating expenses	55 296	$125 071	146 968	294 015
Selling expenses	44 629	$83 788	109 424	219 352
Depreciation and amortization	60 072	$113 338	150 750	288 112
	242 754	447 576	611 812	1 124 674

Operating income	145 794	274 787	340 638	649 823

CURRENCY EXCHANGE AND TRANSLATION LOSSES (GAINS)	1 757	(3 433)	2 447	(4 841)

OTHER EXPENSES (INCOME):
Interest income	(1 292)	(2 920)	(6 789)	(11 743)
Interest expenses, net of amounts capitalized	10 635	27 200	31 322	70 013
Other expenses	13	11 396	2 734	12 251
Total other expenses, net	9 356	35 676	27 267	70 521

Income before provision for income taxes and minority interest	134 681	242 544	310 924	584 143

INCOME TAX PROVISION	40 146	64 102	94 100	160 514

MINORITY INTEREST	10 192	22 694	24 880	59 139

NET INCOME	84 343	155 748	191 944	364 490

Earnings per share – basic and diluted	0.043	0.079	0.097	0.184

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS
AT DECEMBER 31, 2002 and SEPTEMBER 30, 2003

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31	September 30
	2002	2003
CURRENT ASSETS:
Cash and cash equivalents	$34 661	$147 269
Short-term investments	30 000	30 000
Trade receivables, net	40 501	113 372
Accounts receivable, related parties	3 569	4 515
Inventory, net	41 386	59 038
VAT receivable	154 061	199 361
Prepaid expenses and other current assets	54 152	91 620
Total current assets	358 330	645 175

PROPERTY, PLANT AND EQUIPMENT	1 344 633	2 068 404

INTANGIBLE ASSETS,	525 009	978 703

INVESTMENTS IN AND ADVANCES TO AFFILIATES	34 034	84 344

OTHER ASSETS	21 290	8 330

Total assets	$2 283 296	$3 784 956

CURRENT LIABILITIES
Accounts payable	$117 623	$164 122
Accrued expenses and other current liabilities	102 341	207 110
Accounts payable, related parties	4 968	34 608
Subscriber prepayments	110 950	148 208
Current portion of long-term debt and capital lease obligations	88 330	589 716
Total current liabilities	424 212	1 143 764

LONG-TERM LIABILITIES
Long-term debt	358 914	797 632
Capital lease obligations	7 241	7 065
Deferred income taxes	105 818	178 534
Deferred revenue and other long-term liabilities	19 694	49 217
Total long-term liabilities	491 667	1 032 448

Total liabilities	915 879	2 176 212

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	65 373	47 534

STOCKHOLDERS’ EQUITY:
Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and	50 558	50 558
Treasury stock (9,966,631 common shares at cost)	(10 206)	(10 197)
Additional paid-in capital	558 102	559 251
Unearned compensation	(212)	(212)
Shareholder receivable	(34 412)	(29 415)
Retained earnings	738 214	991 225
Total shareholders’ equity	1 302 044	1 561 210

Total liabilities and shareholders’ equity	2 283 296	3 784 956

MOBILE TELESYSTEMS
CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 & 2003

(Amounts in thousands of U.S. dollars)

	Nine months ended September 30	Nine months ended September 30
	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$191 944	$364 490
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	24 880	59 139
Depreciation and amortization	150 750	288 112
Amortization of deferred connection fees	(18 095)	(24 945)
Provision for obsolete inventory	1 572	4 767
Provision for doubtful accounts	4 535	28 694
Equity in net loss of associates	—	1 557
Loan interest accrued	31 322	70 013
Loan interest paid	(21 600)	(52 848)
Deferred taxes	(11 212)	(29 094)

Changes in operating assets and liabilities, net of effect from acquisitions
Increase in accounts receivable	(28 585)	(75 026)
Increase in inventory	(16 050)	(8 597)
Increase in prepaid expenses and other current assets	(67 732)	(33 688)
Increase in accounts payable, accrued liabilities and other payables	18 079	75 192
Net cash provided by operating activities	259 808	667 766
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(351 925)	(560 927)
Purchase of intangible assets	(28 872)	(74 725)
Sales of short-term investments	85 304	—
Investments in and advances to affiliates	(22 166)	(50 310)
Acquisition of subsidiaries, net of cash acquired	(130 874)	(629 306)
Net cash used in investing activities	(448 533)	(1 315 268)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	50 808	697 000
Notes issuance cost	(649)	(5 884)
Capital lease obligaiton principal paid	(3 524)	(10 467)
Dividends paid	—	(96 701)
Proceeds from loans	31 130	222 903
Loan principal paid	(5 298)	(52 298)
Payments from shareholders	4 781	6 146
Net cash used in financing activities	77 248	760 699

Effect of exchange rate changes on cash and cash equivalents	(527)	(590)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS:	(112 004)	112 607

CASH AND CASH EQUIVALENTS, at beginning of period	219 629	34 661

CASH AND CASH EQUIVALENTS, at end of period	$107 625	$147 269